

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2024

Paolo Tiramani
Chief Executive Officer
Boxabl Inc.
5345 E. N. Belt Road
North Las Vegas, NV 89115

>   **Re: Boxabl Inc.**
>   **Registration Statement on Form 10-12G**
>   **Filed August 10, 2023**
>   **File No. 000-56579**

Dear Paolo Tiramani:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Real Estate & Construction

cc: Andrew Stephenson